ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

August 21, 2024

Ms. Lisa Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 37 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 12, 2024 (the “PEA”) for the purpose of adding Calamos Laddered S&P 500 Structured Alt Protection ETF as a new series (“the Fund”) of the Registrant. Your comments provided via a teleconference call on August 5, 2024 are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. On the Annual Fund Operating Expenses table on page 4 of the Prospectus, the Staff notes that there is a footnote to “Other Expenses” stating that the “Other Expenses” figure is an estimate. Please also provide a similar footnote to “Acquired Fund Fees and Expenses” stating that the “Acquired Fund Fees and Expenses” figure is an estimate.

Response. The requested update has been made and the following footnote has been added to for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table which states:

“‘Acquired Fund Fees and Expenses’ include certain expenses incurred in connection with the Fund’s investment in various exchange-traded funds (“ETFs”). The amount shown is based on estimated amounts for the current fiscal year.”

2.	Comment. Nine lines down in the first paragraph of the section titled “Principal Investment Strategies,” in the sentence where “SPY” is defined, there is a reference to a “high level of downside protection.” Please supplementally explain why the word “high” is used in this sentence.

Response. The Registrant has revised this disclosure as shown below.

“The Fund’s laddered approach is intended to allow the Fund to continue to benefit from increases in the value of the SPDR® S&P 500® ETF Trust (“SPY”), while limiting downside losses ~~and to provide a high level of downside protection to the Fund’s portfolio at any given time~~.”

3.	Comment. In the section titled “Principal Investment Strategies” on page 5 of the Prospectus, please confirm supplementally that the disclosure regarding the Underlying ETF is accurate and consistent with the Underlying ETF’s registration statements and if not, please revise the disclosure accordingly.

Response. The Registrant confirms that the disclosure regarding the Underlying ETF is accurate and consistent with the Underlying ETFs’ registration statements.

4.	Comment. In the section titled “Ramp-Up Period” on page 6 of the Prospectus, the Staff notes that there is a reference to a table that was not included in the PEA. Please either insert the table or remove the reference.

Response. The Registrant has removed the reference to the table.

5.	Comment. In the section titled “Ramp-Up Period” on page 6 of the Prospectus, the Staff requests the Registrant to add disclosure to clarify that the Fund’s ability to take advantage of the laddered nature of the investments will be limited during the “Ramp-Up Period.”

Response. The Registrant has revised this disclosure to add the text marked below in italics.

“At the current time, four of the Underlying ETFs are available for investing. For the following months – the Fund will rebalance until such time as June 2025, the Fund has equal weights of 8.33% of each Underlying Fund. During the Ramp-Up Period the Fund will be over weighted in certain Underlying Funds which could cause the Fund to experience returns that are inferior to those that would have been achieved if the Underlying ETFs were equally weighted. During this time, the Fund’s ability to take advantage of the “laddered” nature of the investments in the Underlying ETFs will be limited.”

6.	Comment. The Staff requests that the Registrant order the Fund’s principal risks to prioritize those that are most likely to adversely affect the Fund’s performance. The Staff notes that after listing the most significant risks to each Fund, the remaining risks may be alphabetized.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. The market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

Notwithstanding, the foregoing, the Registrant notes the following disclosure is included at the beginning of the “Principal Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

7.	Comment. The Staff requests that the Registrant add Portfolio Turnover Risk to the “Principal Risks” section, if applicable.

Response. The Registrant does not believe portfolio turnover risk is a principal risk of investing in the Fund.

8.	Comment. On page 18 of the Prospectus where the line graph and bar chart are located, the Staff notes that in the third paragraph, the disclosure refers to the bar chart first followed by the line graph. Since the line graph appears before the bar chart in the Prospectus, the Staff requests that the Registrant revise the order in which the line graph and bar chart are referenced.

Response. The Registrant has revised the disclosure to refer to the line graph before the bar chart as follows:

“The following line graph and bar chart illustrate the hypothetical returns that the FLEX Options seek to provide for each Underlying ETF with respect to the price performance of SPY in certain illustrative scenarios over the course of a Target Outcome Period.”

9.	Comment. The Staff notes that “Authorized Participant Concentration Risk” was not included in the “Principal Risks” section of Item 9 of the Prospectus, although it was included above in Item 4 of the Prospectus. The Staff requests that “Authorized Participant Concentration Risk” is included in Item 9 of the Prospectus.

Response. The Registrant has added “Authorized Participant Concentration Risk” to Item 9 of the Prospectus.

* * * * *

In addition, pursuant to your request, the Registrant acknowledges that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin, Esq.

Rita Rubin, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Teddy Dunn, Esq., Ropes & Gray LLP

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